April 9, 2019

Via EDGAR

United States

Securities and Exchange Commission

Washington D.C. 20549

Attention:	Thomas Jones
Russell Mancuso, Branch Chief

Re:	Envision Solar International, Inc.
Amendment No. 8 to the Registration Statement on Form S-1
Filed April 9, 2019
File No. 333-226040

Dear Commission:

Enclosed for filing on behalf of Envision Solar International, Inc., a Nevada corporation (the “Company”), is Pre-Effective Amendment Number Eight to the Registration Statement on Form S-1, marked to indicate changes from the last filing. The following are our responses to the comments contained in your letter to the Company, dated April 9, 2019:

Amendment No. 7 to Registration Statement on Form S-1

General

1.	We note your response to prior comment 2 and your revised disclosure on the prospectus cover page that the split is not reflected in the financial statements. We also note your disclosure on page 13 which indicates that the reverse split must occur prior to effectiveness of this registration statement. Please tell us the authority on which you rely for your conclusion that the split need not be reflected in your financial statements.

Response: We have revised disclosure to reflect that the reverse split will happen following effectiveness of the registration statement.

2.	We note your response to prior comment 6. However, given section 5.f of exhibit 4.2, and section 6.d of exhibit 4.4 with section 7.6 of exhibit 1.1, please tell us the purpose of the deletions from pages 31 and 107 of your prospectus. Also, disclose whether the forum provisions apply to actions arising under the Securities Act or Exchange Act.

Response: The Company has re-filed the Form of Investor Warrant as Exhibit 4.2 and the Warrant Agency Agreement as Exhibit 4.3. Section 5(e) of the Form of Investor Warrant and the Form of Investor Warrant contained in the Warrant Agency Agreement does not provide for an exclusive forum selection clause. Section 5(f) of the Form of Investor Warrant and the Form of Investor Warrant contained in the Warrant Agency Agreement was deleted. Under the Section 5(e), the warrant holder is no longer required to bring any action in New York. There are no forum provisions which apply to actions arising under the Securities Act or Exchange Act. Based on these reasons, we deleted the language on pages 31 and 107 regarding the exclusive forum provisions since they no longer apply.

3.	Please clarify your disclosure on your prospectus cover that "the last reported sales price for [y]our common stock as quoted on the OTC-QB Market" was $9.00 per share on April 3, 2019 if there was no sale at $9.00. We note your disclosure "on a post reverse split basis," but we also note your first full risk factor on page 29.

Response: We have revised the prospectus cover to include the following language:

“On April 3, 2019, the last reported sales price for our common stock as quoted on the OTC-QB Market was $0.18 per share ($9.00 on a post reverse split basis).

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Please feel free to contact Jeff Pietsch at Weintraub Tobin, (415) 772-9611, if you have any questions regarding the above responses to your comments.

Sincerely,

/s/ Jeff Pietsch
Jeff Pietsch
Weintraub Tobin Chediak Coleman Grodin, Law Corporation

cc: Desmond Wheatley, Chief Executive Officer

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